UNITED  STATES                     OMB  APPROVAL
SECURITIES  AND  EXCHANGE  COMMISSION   OMB  Number:  3235-0145
     Washington,  D.C.  20549           Expires:  October  31,  2002
                                        Estimated  average  burden
                                        Hours  per  response  14.9

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No.          )


                            GLEN MANOR RESOURCES INC.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     377663 10 9
                                     -----------
                                   (Cusip Number)

                                January 10, 2000
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]  Rule  13d-1  (b)
[X]    Rule  13d-1  (c)
[   ]  Rule  13d-1  (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP  No.  377663  10  9
------------------------------------------------------------------------------
1.  Name  of  Reporting  Person:                           KAREN  CHOW
     I.R.S.  Identification  No.  of  above  person:       N/A
------------------------------------------------------------------------------
2.  Check  Applicable  Box  if  a  member  of  a  Group
      (A)     [     ]
      (B)     [     ]   N/A
------------------------------------------------------------------------------
3.  SEC  Use  Only

------------------------------------------------------------------------------
4.  Citizenship  or  Place  of  Organization
      HONG  KONG
------------------------------------------------------------------------------
Number  of        5.  Sole  Voting  Power
Shares                    600,000  shares  of  common  stock
Beneficially      ------------------------------------------------------------
Owned  by         6.  Shared  Voting  Power  -  0
Each              ------------------------------------------------------------
Reporting         7.  Sole  Dispositive  Power
                         600,000  Shares  Of  Common  Stock
Person            ------------------------------------------------------------
With              8.  Shared  Dispositive  Power  -  0
------------------------------------------------------------------------------
9. Aggregate Amount of Benneficially Owned by Each Reporting Person 600,000 shares of Common Stock
------------------------------------------------------------------------------
10.  Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  See  Instructions  [    ]  N/A
------------------------------------------------------------------------------
11.  Percent  of  Class  Represented  by  Amount  in  Row  (9)
        5.09%
------------------------------------------------------------------------------
12.  Type  of  Reporting  Person
        IN
------------------------------------------------------------------------------








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ITEM  1.

(a)  Name  of  Issuer

       GLEN  MANOR  RESOURCES  INC.

(b)  Address  of  Issuer's  Principal  Executive  Offices

    123 Paseo De La Loma
    Upper La Floresta
    Ajijic, Jalisco, Mexico
    45920

ITEM  2.

(a)  Name  of  Person  Filing

     KAREN  CHOW

(b)  Address  of  Principal  Business  Office  or,  if  none,  Residence

Room  714  Kam  Hong  Street
North  Poing
Hong  Kong

(c)  Citizenship

     HONG  KONG

(d)  Title  of  Class  of  Securities

     COMMON  STOCK

(e)  CUSIP  Number

     377663  10  9

ITEM  3.  If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c),  check  whether  the  person  filing  is  a:

(a)  [   ]  Broker  or dealer registered under section 15 of the Act  (15 U.S.C.
78o);

(b)  [   ]  Bank  as  defined  in  section  3(a)(6)  of the Act (15 U.S.C. 78c);

(c)  [   ]  Insurance  company  as  defined  in  section 3(a)(19) of the Act (15
U.S.C.  78c);

(d)  [   ]  Investment  company registered under section 8 of the Investment Act of  1940  (15  U.S.C  80a-8);

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(e)  [   ]  An  investment  adviser  in  accordance with 240.13d-1(b)(1)(ii)(E);

(f)  [   ]  An  employee  benefit  plan  or  endowment  fund  in accordance with
240.13d-1(b)(1)(ii)(F);

(g)  [   ]  A  parent  holding  company  or  control  person  in accordance with
240.13d-1(b)(1)(ii)(G);

(h)  [   ]  A  savings  associates  as  defined  in  Section 3(b) of the Federal
Deposit  Insurance  Act  (12  U.S.C.  1813);

(i)  [   ]  A  church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940(15 U.S.C. 80a-3);

(j)  [   ]  Group;  in  accordance  with  240.13d-1(b)(1)(ii)(J).


ITEM  4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount  beneficially  owned:  600,000  common  shares

(b)  Percent  of  class:  5.1

(c)  Number  of  shares  as  to  which  the  person  has:

     (i)  Sole  power  to  vote  or  to  direct  the  vote:  600,000  shares

     (ii) Shared  power  to  vote  or  to  direct  the  vote:  N/A

     (iii) Sole power to dispose or to direct the disposition of: 600,000 shares

     (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:  N/A

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).

ITEM  5.  Ownership  of  Five  Percent  or  Less  of  a  Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent  of  the  class  of  securities,  check  the  following  [    ]   N/A

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Instruction.  Dissolution  of  a  group  requires  a  response  to  this  item.

ITEM  6.  Ownership  of  More  than  Five  Percent  on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

ITEM  8.  Identification  and  Classification  of  Members  of  the  Group

If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

ITEM  9.  Notice  of  Dissolution  of  Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

ITEM  10.  Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in ordinary course of business and were not acquired and are not held for purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         September  19,  2002,
                         ---------------------

                         /s/  "Karen  Chow"
                         ------------------

                             KAREN  CHOW
                             -----------








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